Statement of Financial Condition and Supplementary Information

OpenDeal Broker LLC
(a wholly owned subsidiary of OpenDeal Inc.)
December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __OpenDeal Broker LLC__

TYPE OF REGISTRANT (check all applicable boxes):
[×] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
   [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__149 5th Avenue 10th Floor__
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Warren Drimer	(917) 796-3233	warren.drimer@republic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__EEPB Company__
(Name – if individual, state last, first, and middle name)

2950 North Loop West, Suite 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

11/05/03	879
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ian Epstein _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OpenDeal Broker LLC _____ , as of December 31st _____ , 2 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Signed by:_
Ian Epstein
6008F69E12544B8...

Title:
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Statement of Financial Condition and Supplementary Information
Table of Contents
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of OpenDeal Broker, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OpenDeal Broker, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of OpenDeal Broker, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of OpenDeal Broker, LLC's management. Our responsibility is to express an opinion on OpenDeal Broker, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OpenDeal Broker, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EEPB

EEPB

We have served as OpenDeal Broker, LLC's auditor since 2020.

Houston, TX

March 30, 2026

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)   2

Statement of Financial Condition
December 31, 2025

Assets:		
Cash and cash equivalents	$	2,191,603
Deposits with clearing organizations		125,220
Accounts receivable		267,573
Securities		543,410
Prepaid expenses and other assets		19,597
Total assets		3,147,403
Liabilities and member's equity		
Liabilities:		
Accounts payable		230,925
Deferred revenue		754,507
Payable to affiliate		219,535
Other accrued expenses and liabilities		115,807
Total liabilities		1,320,774
Member's equity		1,826,629
Total liabilities and member's equity	$	3,147,403

The accompanying notes are an integral part of the statement of financial condition.

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
For the year ended December 31, 2025

1.   **Organization and Description of Business**

OpenDeal Broker LLC (the "Company") was organized as a limited liability company and incorporated in the state of Delaware on August 29, 2017. The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

The Company's operations consist of limited purpose activities, including private placements of securities and digital assets; providing business advisory services to companies or other institutional investors; and referring investors, other broker dealers or hedge funds to unaffiliated broker dealers in exchange for referral, finders or similar fees; and Regulation A Plus offerings participant. The Company earns some of its fees in the form of stock, stock options, or digital assets.

During 2024, the Company received regulatory approval to expand services provided to include acting as introducing broker-dealer offering a.) self-directed brokerage accounts the ability to trade over the counter and listed corporate equity including exchange traded funds and fractional shares, corporate debt, and mutual fund securities on an agency basis; b) on-line trading/electronic trading; and c.) mergers and acquisitions. The Company maintains a fully disclosed clearing arrangement with APEX Clearing, LLC (APEX). The Company has yet to launch operations of these expanded services as of the date of the Statement of Financial Condition.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Subsequent Events
Events occurring subsequent to the date of the Statement of Financial Condition were evaluated through March 30, 2026, the date the Statement of Financial Condition was issued. No events were noted.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts on the Statement of Financial Condition. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
For the year ended December 31, 2025

2.   **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with a financial institution and highly liquid investments in money market mutual funds.

Deposits with Clearing Organizations

Cash is kept on deposit with a clearing organization, and represents the minimum balance required to be maintained to utilize the clearing broker. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing broker if the minimum cash balance on deposit is not maintained.

Subordinated Liabilities

The Company had no subordinated liability contracts throughout the period or as of December 31, 2025.

Concentrations

The Company's cash deposit is held by one financial institution. The Company reinvests cash balances exceeding the Federal Deposit Insurance Corporation limit in short-term highly liquid money market instruments. There were no losses reported in money market instruments throughout the period.

Income Taxes

The Company is a single member limited liability company, and as such is not subject to federal or state income tax as taxable income is allocated to its Parent for inclusion in the Parent's tax return.

Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13 – Financial Instruments-Credit Losses (Topic 326), which introduce a new accounting model, referred to as the current expected credit losses (CECL) model, for estimating credit losses on certain financial instruments and expands the disclosure requirements for estimating such credit losses. Under the new model, an entity is required to estimate the credit losses expected over the life of an exposure (or pool of exposures). The ASC 326 credit loss was de minimis to the Statement of Financial Condition as of December 31, 2025.

3.   **Fair Value of Financial Instruments**

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets.

Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
For the year ended December 31, 2025

3. **Fair Value of Financial Instruments (continued)**

As of and for the year ended December 31, 2025 all of the Company's investments held and income on principal transactions were valued using Level 3 inputs.

The Company's investments include equity interests in private portfolio companies (the "Portfolio Companies") that is carried at fair value as determined by Management. Management utilizes the Companies' pro-rata interest in the net assets of the Portfolio Companies as reported by the Portfolio Companies' management. Management considers all relevant information available at the time the Portfolio Companies values its investments. Management has assessed factors including, but not limited to, the Portfolio Companies' price transparency and valuation procedures in place, capital subscription and redemption activity, and existence of certain redemption restrictions.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets				
Securities	$ -	-	$ 543,410	$ 543,410
Total Assets	**$ -**	**$ -**	**$ 543,410**	**$ 543,410**

All of the Level 3 investments have been valued using prices obtained by prior transactions or a third party without significant adjustment. Unobservable inputs have not been internally developed by the Company.

4. **Contingencies**

In the normal course of business, the Company may be threatened with, or named as a defendant in lawsuits, arbitrations and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in lawsuits or arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2025, management is not aware of any commitments or contingencies that may have a material impact on the Statement of Financial Condition.

5. **Related Party Transactions**

The Company is party to service and expense sharing agreements with certain affiliated entities of the Parent. The accompanying Statement of Financial Condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity. These Services Agreements allow the Parent and affiliated entities of the Parent to provide and pay for certain services and allocate direct expenses to the Company. Under the terms of the service agreements, as amended, the Company reimburses the Parent affiliates for all services provided.

OpenDeal Broker LLC
(A wholly owned subsidiary of OpenDeal Inc.)

Notes to Statement of Financial Condition
For the year ended December 31, 2025

5. **Related Party Transactions (continued)**

The Company has recorded a intercompany payable of $219,535 as "Payable to affiliates" on the Statement of Financial Condition. This balance represents amounts due to Republic Core of $12,755 and to Republic Operations of $206,780.

6. **Risk Management**

    Liquidity Risk

    The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2025, total cash held was $250,000 and money market instruments were $1,941,603 which represents 70% of total assets. These assets are represented in Cash and Cash Equivalents in the Statement of Financial Condition.

7. **Regulatory Requirements**

    As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (Rule 15c3-1). The Company follows the basic method computing regulatory net capital requirements provided for in Rule 15c3-1. Under the basic method, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. The minimum required net capital at December 31, 2025, was $88,052. At December 31, 2025, the Company's net capital was $957,217 which was $869,165 in excess of the minimum net capital under Rule 15c3-1.

8. **New Accounting Pronouncements**

    The Company did not adopt any new accounting standards in 2025 that had a material impact to our Statement of Financial Condition.